UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03010667

NO ACT
P.E 1-6-03
1 32-2339

March 5, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: The Dow Chemical Company
Incoming letter dated January 6, 2003

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2003 concerning the shareholder proposal submitted to Dow Chemical by Daniel Henderson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel Henderson
85 East Lake Street
Apt. 73
Lake Mills, WI 53551

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 6, 2003

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY
Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Daniel Henderson*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company ("Dow" or the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. Daniel Henderson (the "Proponent"). The Proposal requests that Dow's Board of Directors establish a committee to: (i) investigate and publish a report on "the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers who were exposed to and handled the product daily who now claim bodily damage as a result of this exposure," and (ii) recommend "how the Company can compensate those who evidence bodily damage as a result of exposure to our Company's product without adequate warning." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Dow's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable under: (i) Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company which is not shared by the other shareholders at large, (ii) Rule 14a-8(i)(5), because the Proposal relates to operations that are financially *de minimis* and are not otherwise significantly related to the Company's business, and

(iii) Rule 14-8(i)(3), because the Proposal is based on several false and misleading statements in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2003 Proxy Materials. Dow intends to file its definitive 2003 Proxy Materials on or after March 27, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Dow files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(4) Because the Proposal Is Related to a Personal Grievance against the Company and Is Designed to Further a Personal Interest of the Proponent.

We believe the Company may omit the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareholder proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. We believe that the Proposal qualifies both as a personal grievance against the Company and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other Dow shareholders.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievance without producing any benefit for other Dow shareholders. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release 34-19135 (avail. Oct. 14, 1982).

The Proposal represents the latest in a series of actions the Proponent has taken in which he has sought payment for alleged injuries that the Proponent asserts were caused by exposure to grain that had been treated with fumigants, some of which were allegedly manufactured or distributed by the Company. In 1992, a lawsuit was filed on behalf of the Proponent against the Company and others in the United States District Court for the Western District of Wisconsin, seeking damages based on these allegations. In that case, the Company denied liability for the injuries the Proponent claimed and asserted a number of affirmative defenses. In 1993, the Court dismissed the case on the merits and with prejudice. A copy of the Stipulation and Order for Dismissal is attached hereto as Exhibit B. In October 2000, the Proponent wrote to the Company, again alleging that he had been injured through exposure to grain fumigants that he alleged were manufactured or distributed by the Company, and requesting that the Company "reach a settlement" with him regarding his claimed injuries. A copy of the Company's response to the Proponent's October 2000 letter is attached hereto as Exhibit C. The Proponent subsequently sent three additional letters in 2001 and 2002 to the Company's executive management on this same subject. Although phrased generally, the Proposal is yet another attempt by the Proponent to achieve what he has been unable to obtain through his prior litigation and correspondence with the Company: to find a forum in which he can seek to establish that products manufactured by the Company allegedly caused him harm and to seek compensation for his alleged injuries.

The Staff consistently has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *Schlumberger Limited* (avail. Aug. 27, 1999). There, the proponent had sought to recover a finder's fee that he alleged was due from the company in connection with a corporate merger. The matter was litigated and decided in favor of the company. The proponent then submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical faults" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other security holders at large. *See also, Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal on its face relates to the redress of a personal claim against the Company. Nevertheless, given the Proponent's history of seeking compensation from the Company for injuries that he alleges were caused by the Company's products, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all shareholders. Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted on behalf of a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a shareholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee). As in each of those cases, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for his personal grievance.

The Proposal also is excludable under Rule 14a-8(i)(4) because it requests the Company to take actions in which the Proponent has a personal, financial interest not shared with other security holders. In Release No. 34-19135, the Commission cited as examples of proposals involving a personal interest a proposal requesting that the shareholders authorize the prosecution of all claims against the issuer raised in a complaint filed by the proponent and a proposal requesting the issuer to support certain litigation in which the proponent was involved. Here, the Proponent is advocating a proposal that would authorize a claim against the Company based on allegations that were covered in the Proponent's prior lawsuit against the Company.

In Release No. 34-19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. As discussed above, the Proponent has claimed that he has suffered injuries that he alleges were caused by a Company product. The Proposal seeks to provide a forum for persons who have such claims to present their claims and for consideration of how the Company "can compensate those" who have such claims. Based on his past actions against the Company, the Proponent clearly would be one of the persons who would be considered for possible compensation under the procedures that the Proposal would establish. Because the Proposal therefore is designed to produce a financial benefit for the Proponent that would not be shared by the Company's shareholders at large, it is excludable under Rule 14a-8(i)(4).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(5) Because the Company Has Ceased All Operations Related to the Proposal and Therefore Such

Ceased Operations Are Not Significant Economically and Are Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) states that a shareholder proposal may be omitted from a registrant's proxy statement if "it relates to operations which account for less than five percent of the registrant's total assets at the end of its most recent fiscal year and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business." As recognized in the Proposal, a number of years ago the Company ceased to manufacture and distribute liquid grain fumigants. Thus, the subject of the Proposal clearly accounts for less than 5% percent of the Company's assets and for less than 5% of its net earnings and revenues for the most recent fiscal year. Even during the years when the Company was involved in manufacturing or distributing liquid grain fumigants, that business accounted for less than 5% of its assets, net earnings and revenues.

The Proposal is not otherwise significantly related to the Company's business. We are aware that the Staff has required certain shareholder proposals dealing with social issues to be included in proxy materials even when the 5% economic thresholds are not met. As recognized in *Lovenheim v. Iroquois Brands, Inc.*, 618 F. Supp. 554 (D.D.C. 1985), a proposal could be omitted if it was "ethically significant in the abstract but had no meaningful relationship to the company's business." *Id.* at 561. *See, e.g., J.P. Morgan & Co. Incorporated* (avail. Feb. 5, 1999) (in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution made, because the company's operations related to Switzerland were less than five percent and the proposal was not otherwise significantly related to the company's business). We believe that this Proposal does not raise a significant social issue. Instead, the Proposal merely reflects a complaint by an individual who asserts – without any support – that the Company is responsible for his health condition. The Proposal is thus similar to the situation considered in *Lucent Technologies* (avail. Nov. 21, 2000), where a shareholder complained that it was inappropriate for companies to lease what the proponent characterized as obsolete telephones, and sought to obtain refunds or other compensation for lessees who had suffered from that practice. The Staff concurred that Lucent could exclude the proposal under Rule 14a-8(i)(5), where Lucent had sold its telephone leasing business and, prior to such sale, the business had accounted for less than 5% of its assets, net earnings and revenues. The fact that the shareholder complained of and sought a refund for past conduct by Lucent did not change that conclusion; the shareholder's grievance did not raise a significant policy issue. Here, while the Company does not dispute that the Proponent may suffer from the health problems complained of in the Proposal, the Proponent's grievance does not present a significant policy issue. Moreover, neither the Company nor the court that heard the Proponent's past lawsuit against the Company believe that the Proponent has demonstrated that the Company's products caused the health problems of which the Proponent complains. The court in 1993 dismissed the Proponent's lawsuit against the Company on the merits and with prejudice. The Proponent has failed to establish any relationship between his efforts to seek compensation for persons suffering certain health problems and the Company's business. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(i)(5).

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the kinds of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements.

A shareholder proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because many statements contained in the Proposal 4 are inflammatory, impugn character, are unsubstantiated, are based on innuendo, or cast opinions as facts. As discussed below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole.

The Staff consistently has concurred that statements that impugn character, integrity or reputation or make charges concerning improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See Philip Morris Cos. Inc.* (avail. Feb. 7, 1991). In *Philip Morris*, the proposal at issue contained a resolution that the company "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff stated that it would not recommend enforcement action if the proposal was omitted because, among other things, the supporting statement contained statements that impugned character. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff concluded that it would not recommend enforcement action if a proposal was excluded from the company's proxy materials. The Staff explained that the supporting statement contained a reference to "economic racism" and noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

Furthermore, the Staff also has permitted proposals that do not include sufficient citations or factual support to be excluded as false and misleading. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concurred that there was a basis under Rule 14a-8(i)(3) for exclusion of a proposal. There, the company noted that the proposal contained purported factual statements and quotations presented as fact or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also concurred that there was a basis under Rule 14a-8(i)(3) for excluding a proposal from the company's proxy materials. The proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in shareholder proposals should be accompanied by factual support so that shareholders are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%," noting that it was unclear whether the phrase included all corporate profits or just the company's profits.

The Staff has also required substantiation of statements in situations where proponents cast opinions as facts or fail to provide factual support for statements. *See, e.g., Boeing Co.* (avail. Feb. 7, 2001) (requiring the proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring the proponent to provide citations to a "report" and an "experiment" before such references could be included).

Under the foregoing precedents, numerous statements in the Proposal are problematic under Rule 14a-9. Because of the extent of these issues, the Proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules. Accordingly, under the standard set forth in SLB 14, as discussed above, it is appropriate to exclude the Proposal as materially false and misleading.

- The Proponent asserts at the end of the first paragraph of the Proposal:

> This "tolerance exemption" resulted in abuse of the product whereby it was indiscriminately applied in the trucks hauling the grain from the field, at the country elevators which received the grain, in the railway cars hauling the grain, again at the terminal elevators, and finally in the box cars hauling the grain to the malt houses;

This statement is stated as fact, but does not include any citations or factual support to substantiate the statement. The Proponent offers no evidence to show that the "tolerance exemption" granted to the Company resulted in the product being used "indiscriminately" and repetitively, or that such applications would constitute "abuse" of the product. This sentence, taken in context with the preceding sentences, also uses inflammatory language by suggesting that the Company's actions in obtaining a "tolerance exemption" resulted in "abuse" of the product.

- The second paragraph states:

> WHEREAS, since the Dow core product and Dow-brand named products were marketed, workers were not adequately instructed by their point of use employers nor Dow Chemical as to the safety precautions that need to be taken in handling grain which had been treated with LGF.

The Proponent does not cite any basis to support his claim in this sentence, which is presented as a factual statement, that workers were not adequately instructed by their employers or by Dow. Furthermore, the statement is inflammatory and misleading because it make charges against the Company implying improper conduct without providing factual foundation.

- Each of the three sentences in the third paragraph contains unsubstantiated and inflammatory language. The first sentence alleges that each grain worker who was exposed to the Company's products suffered "irreparable bodily harm" as a result of such exposure. The second and third sentences likewise allege that exposure to a Company product caused a long list of ailments, but does not provide any support for this allegation. Together, these sentences constitute a serious allegation impugning the Company's reputation because they are stated as facts but are not substantiated with any citations or factual support.

- Finally, the fourth paragraph likewise implies that the Company "ill advised" people handling the Company's products and impugns the integrity and reputation of the Company by insinuating that this alleged conduct caused ill effects and that the Company is factually or legally responsible for those consequences.

As a whole, the Proponent's entire submission consists of unsubstantiated allegations – many of which were made and rejected in the Proponent's lawsuit against the Company – that a Company product caused health problems among workers who came into contact with the product. In the course of this, the Proposal also makes unsubstantiated allegations that the Company should have but did not warn workers about the alleged ill effects of the product.

Because of the extent to which the Proposal contains such unsubstantiated and therefore potentially false and misleading statements in violation of the proxy rules, we believe that the Proposal should be excluded in its entirety, consistent with SLB 14, as discussed above.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed above. In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of Rule 14a-9, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500 word limitation set forth in Rule 14a-8(d).

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dow's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Daniel Henderson

70233908_2.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL
BY DANIEL HENDERSON

DOW CHEMICAL
ACCOUNTABILITY FOR RESULTS OF USE OF CARBON TETRACHLORIDE AND CARBON DISULFIDE (80-20s)

WHEREAS Dow Chemical manufactured the core material used in liquid grain fumigants (LGF);
-- These fumigants constituted the core ingredients sold by Dow under the brand names "Dowfume" and "Serafume" and other companies as "Tetrafume," Tetrakill," and "Weevicide;"
-- These fumigants contained 80% carbon tetrachloride and 20% carbon disulfide, the latter a historically-proven neurotoxin;
-- In 1955 Dow Chemical sought and was granted a "tolerance exemption" which allowed the users of much of these chemicals on raw grain without having to test pesticide residues;
-- This "tolerance exemption" resulted in abuse of the product whereby it was indiscriminately applied in the trucks hauling the grain from the field, at the country elevators which received the grain, in the railway cars hauling the grain, again at the terminal elevators, and finally in the box cars hauling the grain to the malt houses;

WHEREAS, since the Dow core product and Dow-brand named products were marketed, workers were not adequately instructed by their point of use employers nor Dow Chemical as to the safety precautions that need to be taken in handling grain which had been treated with LGF
-- In response to an EPA request for residue studies and toxological studies to justify continued use of the products, Dow did not produce the data but withdrew the products from the market in December, 1986;

WHEREAS, as a result of the lack of sufficient warnings by Dow, grain worker exposed to the fumigant using Dow's core materials in Dow's own products and its competitors', have suffered irreparable bodily harm;
-- The bodily harm suffered by these grain workers has taken the form of neurological symptoms in the form of Parkinson's syndrome, nerve-demyelinating diseases, infertility, cardiovascular problems, kidney problems, and short-term memory deficit'
-- The affects on the daily life of these grain workers who suffered from exposure to the fumigated grain has brought human misery, poverty, and greatly reduced earning capacity;

WHEREAS Dow refuses to accept any responsibility for the consequences of ill-advising those who would handle its toxic products along the chain of manufacturing malt from the field to the factory;

BE IT RESOLVED that the shareholders request the Board of Directors to establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers who were exposed to and handled the product daily who now claim bodily damage as a result of this exposure. The Review Committee's finding shall be made public in a report to shareholders who request it, along with recommendations as to how the Company can compensate those who evidence bodily damage as a result of exposure to our Company's product without adequate warning.

EXHIBIT B

STIPULATION AND ORDER FOR DISMISSAL IN AN ACTION TITLED *JOHN ARNOLD, DANIEL HENDERSON, RICHARD KERR AND KAREN KUTZ V. DOW CHEMICAL COMPANY ET AL.*

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF WISCONSIN

DOCKET NUMBER 21

U.S. DISTRICT COURT WESTERN DISTRICT OF WISCONSIN

MAY 21 1993

FILED/RECEIVED
JOSEPH W. SKUPNIEWITZ
CASE NUMBER

JOHN ARNOLD, DANIEL HENDERSON,
RICHARD KERR AND KAREN KUTZ

Plaintiffs,

v.

Case No. 92 C ~~060~~ 60 C

DOW CHEMICAL COMPANY, a Delaware corporation, DOUGLAS CHEMICAL COMPANY, a Missouri corporation, VULCAN MATERIALS COMPANY, a New Jersey corporation, WEEVIL-CIDE COMPANY, INC., a Kansas corporation, and LADISH MALTING COMPANY, a Wisconsin corporation,

Honorable Barbara B. Crabb

Defendants.

STIPULATION AND ORDER FOR DISMISSAL

IT IS HEREBY STIPULATED by and between all of the parties to this action through their undersigned counsel, that all claims set forth upon the pleadings against Dow Chemical Company, Douglas Chemical Company, Vulcan Materials Company and Weevil-Cide Company, Inc. be dismissed upon their merits and without costs to any party.

Dated: April 28, 1993

RUMMEL & GRABLE
Attorneys for John Arnold, Daniel Henderson, Richard Kerr and Karen Kutz

By: Daniel S. Grable
Daniel S. Grable

Copy of this document has been provided to: Atty Grable, Slaughter, Mudd, Bartel, McDev.
this 24th day of May, 1993
By S Kricht[illegible]
Deputy Clerk

Dated: May 9, 1993	KIRKLAND & ELLIS Attorneys for Dow Chemical Company By: John Donley David M. Bernick John Donley Geoffrey Slaughter
Dated: March 27, 1993	QUARLES & BRADY Attorneys for Vulcan Materials Company By: D. B. Bartel Frank J. Daily David B. Bartel Christopher H. Kallaher
Dated: 5-13, 1993	BORGELT, POWELL, PETERSON & FRAUEN Attorneys for Weevil-Cide Company, Inc. By: Joseph D. McDevitt Joseph D. McDevitt
Dated: 5/17, 1993	AXLEY BRYNELSON Attorneys for Douglas Chemicals, Inc. By: [signature] David Easton Michael J. Modl

Upon the foregoing stipulation, IT IS HEREBY ORDERED that all claims in the above-entitled matter be dismissed with prejudice and without costs to any party.

Dated: May 20, 1993	BY THE COURT: Barbara B. Crabb Honorable Barbara B. Crabb

\arnold

EXHIBIT C

COMPANY'S RESPONSE TO THE PROPONENT'S OCTOBER 2000 DEMAND LETTER

The Dow Chemical Company
Midland, Michigan 48674

2030 Dow Center
Midland, Michigan 48674

December 8, 2000

Mr. Daniel Henderson
85 East Lake Street
Apt. 73
Lake Mills, WI 53551

COPY

RE: Fumigant Inquiry

Dear Mr. Henderson

I am writing in response to your October 2000 request to "reach a settlement" for injuries you allegedly suffered during your May 1981 to February 1987 employment with Ladish Malt Company ("Ladish").

Based on your recent communications, I understand that you claim to have had exposure to grain that had been treated with fumigants, some of which were allegedly manufactured or distributed by The Dow Chemical Company ("TDCC"). Within the first six (6) weeks of your employment with Ladish, you claim to have suffered certain neurological and psychological problems. Your health problems continued to worsen during your employment with Ladish. In March 1982, you were hospitalized for blackouts and heart problems. In the mid-1980's, you participated in a study conducted by Dr. Henry Peters that purported to show exposure to grain fumigants caused neurological symptoms of Parkinson's Syndrome. In Februrary 1987, your employment with Ladish was terminated when you refused to perform work in an area without adequate ventilation.

Our records indicate that on July 16, 1992 a lawsuit was filed on your behalf against TDCC based on identical allegations. The lawsuit, filed in the United States District Court for the Western District of Wisconsin, was known as Case No. 92 C 0602 C. In the lawsuit, TDCC denied any liability for the injuries you claimed and asserted a number of affirmative defenses. The Court dismissed the case on the merits and with prejudice on May 20, 1993. While we are sorry to hear of your health problems, neither the Court nor TDCC believes that any TDCC product caused you any harm. We, therefore, respectfully decline your request.

To the extent you have any questions, we suggest your contacting the attorney that represented you in the 1992 litigation.

Sincerely,

Michael J. Clarizio

MJC/ls

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2003

The proposal requests that the board of directors "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers who were exposed to and handled the products daily," and report to shareholders its findings and recommendations "as to how the Company can compensate those who evidence bodily damage as a result of exposure."

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow Chemical relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor